Exhibit 4.3

ASML Board of Management Umbrella Share Plan

BoM Master Plan relating to the Grant of Equity Incentives

Adopted by the Supervisory Board on 19 November 2013

Effective Date 1 January 2014

Related documents

In the ASML Board of Management Umbrella Share Plan reference is made to the Insider Trading Rules and the Articles of Association. These documents can be found on the ASML Intranet or the ASML website on Internet.

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Introduction

ASML Holding N.V. (“the Company”) wishes to operate the Board of Management Umbrella Share Plan for the purposes of recognising and rewarding Members of the Board of Management for their contributions to the success of the Company, creating an ownership culture, aligning their interests to those of the Company’s shareholders, strengthening their long-term commitment to the Company and providing them with the opportunity to become shareholders of the Company. The main purpose of the grants of Equity Incentives under the Board of Management Umbrella Share Plan is to continue to attract, reward and retain qualified and experienced top executive industry professionals in an international labour market.

Under the Board of Management Umbrella Share Plan, different types of Equity Incentives may be granted to Members of the Board of Management from time to time. The Board of Management Umbrella Share Plan contains (i) this BoM Master Plan, outlining the general terms and conditions that apply to different types of Equity Incentives; (ii) a separate Grant Notification for each type of Equity Incentive setting out the specific terms and conditions that apply to that particular Grant; and (iii) Operating Guidelines containing governance rules.

This Board of Management Umbrella Share Plan is applicable to all new Grants to be made as of the Effective Date under the then current Remuneration Policy including the Long-Term Incentive.

Article 1 – Definitions

In this BoM Master Plan, the Grant Notification and the Operating Guidelines, unless the context otherwise requires, the following definitions will apply unless explicitly expressed otherwise:

Adoption:	adoption of the terms and conditions of the Board of Management Umbrella Share Plan by the Supervisory Board;

Adoption Date:	the date on which the Board of Management Umbrella Share Plan is adopted;

Agreement:	the terms of employment or the terms and conditions of the management service agreement agreed between the Participant and the Company as amended from time to time;

Articles of Association:	the articles of association of the Company as registered with the Chamber of Commerce and as amended from time to time;

Board of Management:	the board of management of the Company as mentioned in the Articles of Association;

Board of Management Umbrella Share Plan:	this BoM Master Plan; the Operating Guidelines; and the Grant Notification.

Business Conditions:	any situation in which the termination of the Participant’s Agreement is caused by economic circumstances or other business reasons associated with the Company and is in any event or situation not based on the Participant’s individual performance;

BoM Master Plan:	this master plan for Equity Incentives relating to Company Shares;

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BoM USP Committee:	a person or committee of persons designated by the Supervisory Board to exercise powers in relation to the Board of Management Umbrella Share Plan in accordance with Article 4.1 whose responsibilities are subject to the Operating Guidelines;

Change of Control:	an event as defined in the Agreement;

Company:	ASML Holding N.V., having its registered seat at De Run 6501, 5504 DR Veldhoven, the Netherlands, registered with the Dutch Chamber of Commerce (Kamer van Koophandel) of Brabant under registration number 17085815;

Company Share:	an ordinary share in the capital of the Company, having a nominal value of EUR 0.09 (nine eurocents) or any other nominal value such share may have in the future, as traded on the Stock Exchange;

Closed Period:	a period during which certain Individuals, including and as defined as so-called Designated Employees, are not allowed to execute any transactions in or rights to Company Shares. Such a Closed Period includes the periods prior to publication of the Company’s annual and quarterly results, as well as any other period in which it is prohibited to execute transactions, as further determined and defined in the Insider Trading Rules;

Delivery:	the delivery (‘levering’) of Company Shares to the securities account of a Participant, constituting the legal transfer of ownership and shareholder’s rights to the Participant, whereby “Delivery”, “Delivered” and “Delivery Date” shall be construed and interpreted accordingly;

Effective Date:	the date as from which the Board of Management Umbrella Share Plan is effective, as specified on the title page;

Equity Incentives:	Performance Shares or any other type of Long-Term Incentive Granted under the Board of Management Umbrella Share Plan;

Fair Market Value:	the closing price of a Company Share on the Stock Exchange as reported on the daily list or any such other appropriate source on any transaction date and if, on any such date no such price exists, the closing price of a Share on the Stock Exchange as reported on the daily list or any such other appropriate source on the nearest preceding day on which such a price exists;

General Meeting:	the general or an extraordinary meeting of shareholders of the Company as mentioned in the Articles of Association;

Grant:	the grant of an Equity Incentive;

Grant Date:	the date on which a Grant is made to a Participant, which is specified in the relevant Grant Notification;

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Grant Notification:	the document issued by the Company to the Participant which specifies the details of a specific Grant;

Holding Period:	the period after the Vesting Date during which the Company Shares acquired by a Participant are subject to Transfer Restrictions as specified in the relevant Grant Notification or as otherwise required in order to comply with applicable law or Company policies;

Insider Trading Rules:	the internal ASML Rules on Insider Trading as published by the Company on its website, as may be amended from time to time;

Long-Term Incentive:	the essential features of the long-term share-based incentive component of the total remuneration package for the Board of Management as included in the Remuneration Policy;

Member of the Board of Management:	a member of the Board of Management as appointed in such capacity by the Supervisory Board after notification to the General Meeting; such member may either be employed by the Company or may provide similar management services for the Company on the basis of an Agreement;

Operating Guidelines:	the guidelines to the Board of Management Umbrella Share Plan that govern, inter alia, the process and settlement of Grants, the administration of the Board of Management Umbrella Share Plan and the powers delegated to the BoM USP Committee;

Participant:	a Member of the Board of Management to whom a Grant has been made by way of a Grant Notification under the Board of Management Umbrella Share Plan;

Performance Condition:	one or more performance targets set at the Grant Date specified in the relevant Grant Notification that should be achieved during the relevant Performance Period in order to determine the level of Vesting of Grants on the Vesting Date;

Performance Period:	the period, as determined in the relevant Grant Notification, over which the attainment of Performance Conditions is measured;

Performance Shares:	a right granted under the Board of Management Umbrella Share Plan by the Company to the Participant to receive Company Shares after the fulfilment of the Vesting requirements, including the achievement of the Performance Conditions;

Remuneration Policy:	the remuneration policy for the Board of Management of the Company, as adopted by the General Meeting and as amended from time to time;

Retirement:	the reaching of the normal statutory retirement age in a given country at which an individual becomes entitled to a state old age pension. This statutory retirement age can only be lowered if and to the extent that the Member of the Board of Management is entitled to a form of early retirement in accordance with the prevailing pension agreement as applicable on Company level

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Stock Exchange:	the stock exchange of NYSE Euronext Amsterdam, the Netherlands; or the NASDAQ Stock Market, New York, United States of America, where Company Shares are traded;

Supervisory Board:	the supervisory board of the Company as mentioned in the Articles of Association;

Total and Permanent Disability:	the mental or physical disability, whether occupational or non-occupational in cause, which satisfies such definition in any insurance policy or plan provided to the Participant by the Company or, alternatively, the Participant’s applicable national legislation pertaining to persons with disability;

Transfer Restrictions:	restrictions during the Holding Period in respect of selling and transferring, and/or assigning, charging, pledging, encumbering and hedging of any Company Shares acquired upon Delivery following Vesting of Equity Incentives as determined in the relevant Grant Notification;

Vest/Vesting:	the satisfaction of continued employment conditions, Performance Conditions, or any other requirements or conditions, as the case may be, attached to Equity Incentives as determined in the Board of Management Umbrella Share Plan; and

Vesting Date:	the date on which an Equity Incentive Vests as specified in the relevant Grant Notification.

Article 2 – Interpretation

Words or expressions used in the Plan shall where appropriate:

(i)	when denoting the masculine gender include the feminine and vice versa;

(ii)	when denoting the singular include the plural and vice versa;

(iii)	when referring to any enactment be construed as a reference to that enactment as for the time being consolidated, amended, re-enacted or replaced and shall include any regulations made there under;

(iv)	when referring to the Articles or a specific Article be taken to refer to the terms and conditions of this BoM Master Plan;

(v)	when a period of time is specified and starts from a given day or the day of an act or event, be calculated inclusive of that day;

(vi)	be construed such that the headings and sub-headings are for ease of reference only, and do not affect the interpretation of any Article;

(vii)	when referring to any enactment or regulations under Dutch law be construed at the discretion of the Supervisory Board as a reference to other applicable laws or regulations of any other country (or region of a country); and

(viii)	references to tax and/or social security contributions and/or withholding taxes shall for the avoidance of doubt include the Netherlands and any other jurisdiction to which a Participant may be subject.

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Article 3 – Availability of Company Shares

The Company shall at all times have sufficient treasury shares and the relevant authorizations to issue Company Shares to satisfy the Delivery of all Performance Shares and/or any other type of Long-Term Incentives Granted, notwithstanding any other obligations of the Company to procure the provision of Company Shares. The Company shall not issue nor procure the Delivery of Company Shares to Participants until reasonable efforts have been undertaken to secure that the Company will carry out, any reporting obligations in respect of the Delivery of Company Shares.

Article 4 – Powers of the Supervisory Board

4.1	Administration of the Board of Management Umbrella Share Plan – The Supervisory Board is responsible for the application of the Remuneration Policy, including the Grant of the Equity Incentives. As such, the Supervisory Board is responsible for the application of the Board of Management Umbrella Share Plan, which is a further elaboration of the Granting of the Equity Incentives as included in the Remuneration Policy. Taking into consideration applicable rules and regulations, the Supervisory Board shall have such powers and authority as set out in this BoM Master Plan. Furthermore, the Supervisory Board shall determine as soon as practicable after the Adoption Date when, how and to what extent any of its powers shall be delegated to the BoM USP Committee. The Supervisory Board will, subject to the applicable legal requirements, issue the Operating Guidelines setting out the powers of the BoM USP Committee and the procedures following which the Board of Management Umbrella Share Plan shall be operated provided that, in the event of a conflict between any provision of the Operating Guidelines and the BoM Master Plan, the BoM Master Plan shall prevail. The Supervisory Board has the authority to amend or withdraw any such delegation of powers at any time.

4.2	Powers of the Supervisory Board – In accordance with applicable rules and regulations, the Supervisory Board shall have the authority and complete discretion to:

(i)	adopt the terms and conditions of the Board of Management Umbrella Share Plan;

(ii)	select members of the Board of Management for participation in the Board of Management Umbrella Share Plan taking into account the Remuneration Policy;

(iii)	determine the type and number of Equity Incentives to be Granted to Members of the Board of Management and the terms and conditions that apply to the Equity Incentives, in accordance with the Long-Term Incentive;

(iv)	decide on the total number of Company Shares to be used to give effect to Grants in accordance with the Long-Term Incentive;

(v)	determine, for each Grant of Performance Shares to Members of the Board of Management, the Performance Condition that will be attached to such Grant in accordance with the Long-Term Incentive;

(vi)	make Grants to Members of the Board of Management;

(vii)	determine, in respect of Grants to which a Performance Condition is attached, the level of Vesting of such Grant on the Vesting Date, taking into account the satisfaction of continued employment or service conditions of the Agreement and/or any other Vesting conditions;

(viii)	determine, in respect of Grants to which no Performance Condition is attached, that the Grant has Vested on the Vesting Date;

(ix)	make any adjustments to the Board of Management Umbrella Share Plan and/or outstanding Grants in the event of a Change of Control;

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(x)	decide to Grant to Members of the Board of Management a type of share-based incentive under the Board of Management Umbrella Share Plan other than those explicitly mentioned in the definition of Equity Incentive as included in the Remuneration Policy;

(xi)	construe and interpret the provisions of the Board of Management Umbrella Share Plan;

(xii)	authorize any person, other than the BoM USP Committee members, to execute on behalf of the Company, any instrument required to effectuate a Grant; and

(xiii)	make all other determinations deemed necessary or desirable for the administration of the Board of Management Umbrella Share Plan.

4.3	Ultimate remedium and claw back – The Supervisory Board has the authority to adjust the number of unvested Equity Incentives or Vested Equity Incentives subject to Transfer Restrictions during the Holding Period and/or to fully or partially recover Vested Equity Incentives subject to the terms and conditions as contained in or applicable to the Agreement.

4.4	Interpretation – The Supervisory Board’s interpretation and construction of any provision of the BoM Master Plan or of any Grant Notification shall be final and binding on all persons claiming an interest in a Grant effected under the Board of Management Umbrella Share Plan. The Supervisory Board shall not be liable for any action or determination made in good faith with respect to the Board of Management Umbrella Share Plan.

Article 5 – Non-transferability of Grants

5.1	Notwithstanding the situation as mentioned in Article 9.1, the following restrictions apply to the transfer of Grants:

(i)	Participants are not permitted to transfer, assign, charge, pledge, encumber or hedge the rights to Company Shares granted to them under the Board of Management Umbrella Share Plan.

(ii)	Prior to a Delivery, Participants shall not be permitted to conclude any transaction in relation to the Grants on any Stock Exchange. Any attempt by a Participant to effect such a transaction shall cause such Grant to lapse with immediate effect and become null and void.

(iii)	Following a Delivery, Participants may be subject to Transfer Restrictions during a Holding Period as determined in the relevant Grant Notification.

5.2	In addition, a Participant’s rights to Company Shares under the Board of Management Umbrella Share Plan cannot be subject, in any manner, to alienation, sale, transfer, pledge, hedging, attachment or garnishment by creditors of the Participant. Any attempt by a Participant to make his rights subject to such actions shall cause such Grant to lapse with immediate effect and to become null and void.

Article 6 – Frequency of Grants

6.1	Grants will be made annually, on a fully discretionary basis, in a consistent manner relating to frequency and timing and based on a maximum number of underlying Company Shares available for Grants.

6.2	The Grant Date shall be the second trading day on the Stock Exchange following the date of the publication of the annual financial results of the Company.

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6.3	Only in those events that Grants are made to a Member of the Board of Management who is appointed by the Supervisory Board upon notification to the General Meeting in an extraordinary shareholders’ meeting, the Grant Date shall be the second trading day on the Stock Exchange following the date of the publication of the first quarterly results of the Company following the date of the effective date of his appointment.

6.4	Where the second trading day on the Stock Exchange falls within a Closed Period, the Grant Date shall be set at the first date these transfer restrictions are lifted.

Article 7 – Grant Notifications

7.1	Subject to Article 21.3, each Grant shall be evidenced by a written Grant Notification concluded between the Member of the Board of Management and the Company, setting forth the terms and conditions pertaining to such Grant. Grant Notifications shall, together and concurrently with the BoM Master Plan, govern the Grant in accordance with local legal and regulatory requirements.

7.2	Subject to Articles 8.1 and 8.2, the Grant Notification may contain such other provisions as deemed desirable by the Supervisory Board, including without limitation:

(i)	the Vesting requirements, including, inter alia, the requirement to be continuously employed or to provide similar management services continuously under the Agreement from the Grant Date up to and including the relevant Vesting Date; and

(ii)	the procedure to facilitate the payment of withholding taxes in accordance with Article 14.

7.3	The Member of the Board of Management shall be deemed to have accepted the Grant at the Grant Date unless the Member of the Board of Management has given written notice to the Company within 30 days following the Grant Date that he does not accept the Grant. By acceptance of the Grant, the Member of the Board of Management acknowledges to have received a copy of the BoM Master Plan and fully understands and agrees to its terms and conditions.

Article 8 – Performance Shares and Long-Term Incentives

8.1	Performance Shares may be granted to selected Members of the Board of Management, whereby the Grant Notification shall specify, inter alia, the Grant Date, the Vesting Date, the number of Performance Shares, the Performance Condition including the possible Vesting levels, the Performance Period and the Transfer Restrictions during the Holding Period.

8.2	In case the Remuneration Policy contains types of Long-Term Incentive other than Performance Shares, such other Equity Incentive(s) may be granted to selected Members of the Board of Management, whereby the Grant Notification shall specify, inter alia, the Grant Date, the Vesting Date, the number of Company Shares comprised in the Grant, the Performance Condition (if any) including the possible Vesting levels, the Performance Period or Vesting Period and the Transfer Restrictions during the Holding Period.

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Article 9 – Termination

9.1	Death – In case of the decease of a Participant, any of his Equity Incentives that have not yet Vested at the date of his decease shall Vest in full immediately upon such date and will be settled in cash at the Fair Market Value of the Company Share at such date. The Vesting requirement relating to the Performance Condition shall not be applied and the Equity Incentive shall be deemed to Vest. The cash proceeds of such settlement shall be paid, subject to Article 14, to his legal personal representatives (or, if appropriate, his designated beneficiary or beneficiaries and in the event of there being no designated beneficiary or beneficiaries, his estate) as soon as practically possible following the date of his decease.

9.2	Total and Permanent Disability, Retirement, or Business Conditions – If a Participant ceases to be employed by the Company or ceases to provide similar management services under the Agreement:

(i)	by reason of Total and Permanent Disability; or

(ii)	by reason of Retirement; or

(iii)	by virtue of termination of employment by the Company due to or following from Business Conditions as determined by the Supervisory Board in their absolute discretion;

then any of his Equity Incentives that have not yet Vested at such date of termination of employment or services shall continue to Vest upon the Vesting Date stated in the Grant Notification and/or all or any of his Performance Shares shall continue to Vest upon the Vesting Date stated in the Grant Notification.

9.3	Fraud, gross negligence, wilful misconduct – If a Participant is dismissed in his capacity as Member of the Board of Management and is given notice to terminate the Agreement in circumstances involving fraud, gross negligence or wilful misconduct, all of his Equity Incentives shall lapse on the date that such notice of termination of employment or services is given. In addition, the Participant is required to sell any Company Shares Delivered under the Board of Management Umbrella Share Plan that are subject to Transfer Restrictions immediately prior to terminating the Agreement, to the Company or a person indicated by it for a price equal to the Fair Market Value of the Company Share at the date that such notice of termination of employment or similar management services is given, multiplied by the number of Company Shares acquired.

9.4	Completion of term of appointment – Upon completion of the term of appointment as Member of the Board of Management without being nominated for re-appointment, all unvested Performance Shares shall remain outstanding and shall Vest in accordance with the Vesting requirements relating to the Performance Conditions initially set at the Grant Date.

9.5	Other reasons for termination in respect of Equity Incentives – If a Participant ceases to be employed by the Company or ceases to provide similar management services under the Agreement for any reason other than those listed in Articles 9.1, 9.2, 9.3 and 9.4, the right to receive any Performance Shares that have not Vested prior to or on the date of such termination of employment or similar management services shall lapse with immediate effect and become null and void. All Grants that have thus become null and void will do so without Participants being entitled to any compensation in this respect from the Company.

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Transfer Restrictions during the Holding Period – If a Participant ceases to be employed by the Company or ceases to provide similar management services under the Agreement and owns Company Shares acquired through the Vesting of Performance Shares which are subject to Transfer Restrictions during a Holding Period, such Company Shares will not lapse upon such termination of employment or

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similar management services, but such Company Shares will remain subject to the Transfer Restrictions as set out in the Grant Notification. In case of the decease of a Participant in accordance with Article 9.1, Company Shares acquired through the Vesting of Performance Shares which are subject to Transfer Restrictions will no longer be subject to the Transfer Restrictions unless the Grant Notification explicitly determines otherwise.

Article 10 – Variation of Share capital

10.1	The number of Equity Incentives subject to a Grant or the value of Equity Incentives may be adjusted in the event of a change of the Company’s share capital that affects the value of Grants made under the Board of Management Umbrella Share Plan. Such adjustments will be made by the Company in a manner the Company considers to be fair and reasonable, without any obligation for the Company to make such adjustment. The Company is under no obligation to compensate Participants in the event of such an adjustment.

10.2	Events that may affect the share capital of the Company are: (i) a stock split, (ii) a reverse stock split, (iii) any other capitalisation issue, rights issue or rights offer or (iv) any reduction, sub-division, consolidation or other change in the share capital of the Company.

10.3	Any adjustments made based on this Article 10 may upon request of the Supervisory Board be reviewed by an independent expert on the basis of the principles of reasonableness and fairness. Notwithstanding the provisions of this Article 10, the decision made by the Company as to whether or not such adjustments are to be made shall be conclusive and binding. The Participant will be notified in writing as soon as possible on the adjustments made to their Equity Incentives.

Article 11 – Dissolution or Liquidation

In the event of a proposed dissolution or liquidation of the Company, unvested Equity Incentives shall lapse immediately prior to the dissolution or liquidation taking place. However the Supervisory Board is authorised to allow for the immediate Vesting and/or mandatory sale of Vested Equity Incentives immediately preceding the moment the dissolution or liquidating taking place.

Article 12 – Status of Board of Management Umbrella Share Plan and Grants

12.1	The Board of Management Umbrella Share Plan is not part of the Participant’s employment agreement (or similar management services agreement) with the Company, and shall not be construed to give any Participant the right to remain in the employ of or to provide services to the Company.

12.2	A Grant made under this Plan cannot be considered a guarantee to the Participant that the employment (or similar management services arrangement) under the Agreement will continue.

12.3	Any benefits derived by the Participant under this Plan shall not be taken into account for the purposes of determining the Participant’s contribution or entitlement to benefits under any pension arrangement or for the purposes of determining any other claim for compensation the Participant may have against the Company.

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12.4	Where the employment of the Participant terminates for whatever reason, the Participant shall not be entitled to any compensation or damages including damages following unfair dismissal, any other form of breach of contract or any claim for compensation for the loss of employment insofar as such compensation or damages arise or may arise from the Participant ceasing to have rights under, or ceasing to be entitled to receive Equity Incentives under this Board of Management Umbrella Share Plan as a result of such termination. The Plan shall not at any time affect the rights of the Company to terminate such Participant’s status as an employee or similar management services provider under the Agreement, whether with or without cause.

12.5	The Grant of an Equity Incentive shall not entitle the Participant to receive any other Grant under the Board of Management Umbrella Share Plan or to participate in any other plan operated by the Company now or in future. The Grant of an Equity Incentive shall not preclude the Participant from receiving any other Grant or other grant under the Board of Management Umbrella Share Plan or from participating in any other plan operated by the Company now or in future.

12.6	The Plan is intended to constitute an unfunded plan for incentive compensation. Prior to the Delivery of Company Shares, cash or other form of payment in connection with an Equity Incentive, nothing contained herein shall give any Participant any rights that are greater than those of a general unsecured creditor of the Company.

Article 13 – Shareholder rights

13.1	Company Shares Delivered pursuant to the Board of Management Umbrella Share Plan will be Delivered without the benefit of any rights (including shareholder rights) attaching thereto preceding the date of Vesting. This also includes Participants having no right to receive dividends or exercise voting rights with respect to Equity Incentives granted under the Board of Management Umbrella Share Plan that have not Vested.

13.2	Company Shares Delivered shall be identical and rank pari passu in all respects with the shares in the same class then in issue.

Article 14 – Taxes and Social Security

14.1	Any personal taxes that result from participation in the Board of Management Umbrella Share Plan or from any amendment to the terms and condition of this Plan shall be entirely for the account of the Participant. Personal taxes may include, but are not limited to, levies such as wage tax, income tax, net wealth tax, capital gains tax, share transfer tax, employee social security and social insurance including mandatory health insurance contributions.

14.2	Each Participant is ultimately responsible for reporting taxable income in his annual personal income tax return. Furthermore, any consequences of Participation in the Board of Management Umbrella Share Plan for among others pension arrangements, early retirement arrangements, social benefits or income level dependent regulations, such as subsidies and allowances, are entirely for the account of the Participant.

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14.3	It shall be a condition pursuant to the obligation of the Company, to issue or to procure the Delivery of Company Shares to a Participant and the Participant (or in the event of his decease, such person, persons or estate mentioned in Article 9.1) shall permit the Company to account for an amount equal to any wage or income tax, employee’s social security contributions liability and any other liabilities for which the Company has an obligation to withhold and account. Consequently, they have the right to make withholdings from the Participant’s salary or variable compensation (e.g. bonus payments, holiday allowance) to meet any withholding obligations that result from the participation in the Board of Management Umbrella Share Plan.

14.4	In order to meet its obligations, the Participant may be given the possibility to sell sufficient Company Shares to meet his liabilities under Article 14.1 above, unless the relevant Grant Notification determines otherwise. To that effect, the Participant may permit the Company, to retain from the sale proceeds an amount equal to such liability and any balance amount will be paid to the Participant.

14.5	Whenever Company Shares are to be Delivered or issued under the Plan, the Company may require the Participant to remit to the Company an amount sufficient to satisfy all withholding tax requirements, as mentioned in this Article 14.1, prior to the Delivery of the Company Shares, including, but not limited to, the withholding of wage tax, income tax and employee social security contributions.

14.6	The Board of Management Umbrella Shares Plan is governed by the applicable tax and social security legislation and regulations prevailing at the Effective Date. If any tax and/or social security legislation or regulations are amended at any time after the Effective Date and any tax or employee social security levies become payable, the costs and risks related thereto shall be borne by the Participant.

14.7	For the avoidance of doubt, the provisions of Article 14.3 through 14.5 shall apply to a Participant’s liabilities that may arise on the (i) Grant, Vesting and/or exercise of an Equity Incentives; and (ii) the Vesting and/or Delivery of his Equity Incentive Company Share Grants in more than one jurisdiction.

14.8	Except as described in this Article 14, any tax, employee’s social security contributions or similar liabilities arising out of the disposal of Shares shall be the responsibility of the Participant alone.

Article 15 – Costs

15.1	The costs associated with the sale and retention of Company Shares shall be borne by the Participant.

15.2	The costs relating to the issue and/or acquisition of Company Shares by the Company to meet its obligations under the Board of Management Umbrella Share Plan shall be payable by the Company.

Article 16 – Insider Trading

16.1	Participants shall be subject to and bound by the terms and conditions of the internal Insider Trading Rules and statutory insider trading rules as well as other statutory rules, applicable at the time. Such rules may restrict the rights of the Participants under this Plan.

16.2	Participants are deemed to be familiar and are responsible for complying with the Insider Trading Rules and any other information, guidance and/or regulations issued by the Company or relevant government or regulatory bodies. The Company shall incur no liability should the Participant act in breach of these Insider Trading Rules.

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Article 17 – Notification

17.1	Notices from the Company to (potential) Participants with respect to the Board of Management Umbrella Share Plan shall be regarded as correctly addressed if sent to the address as recorded in the staff records department of the Company.

17.2	Participants are obliged to timely notify the Company of any change of address, even if the Participant terminated his employment or similar services arrangement with the Company. The Company does not have an obligation to verify that the address information, including the e-mail address information of Participants as contained in the staff records is correct.

17.3	Adverse consequences from incomplete or incorrect address information in the staff records are for the account of the Participant, unless the Participant is able to legally prove, which goes beyond making a credible claim, that the Participant notified the Company in a timely and correct manner of the complete and correct address.

17.4	Notices from (potential) Participants to the Company shall be considered correctly addressed if sent for the attention of the designated plan administrator to the address of the Company as listed with the Chamber of Commerce.

Article 18 – Data Protection

18.1	In the execution of the Board of Management Umbrella Share Plan, the Company will respect and comply with applicable data protection laws. The Participant will be requested to consent electronically to the processing, collection, recording, organising, storing and adapting of personal data by the Company or third party administrators involved in the operation and administration of this Board of Management Umbrella Share Plan and for that purpose only. This may also include transferring such information to countries or territories that fall outside of the European Economic Area and which may not provide the same level of data protection as the European Economic Area or the Participant’s home country. The Participant acknowledges that this may restrict the Participant’s rights.

18.2	The Participant has the right to access and/or correct personal data by himself and, if and when necessary, by contacting the local HR representative.

Article 19 – Amendments

19.1	Subject to the necessary approvals and/or consents required by applicable rules and regulations the Supervisory Board may from time to time at its absolute discretion amend any of the terms and conditions of the Board of Management Umbrella Share Plan by means of an amendment agreement.

19.2	No amendment, waiver or replacement to or of the Board of Management Umbrella Share Plan, any rules or regulations for the administration of this Board of Management Umbrella Share Plan shall be made to the extent to which it would have a detrimental effect on any of the existing rights of Participants without such prior consent on their part.

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Article 20 – Breaches

20.1	If a Participant breaches the provisions of the Board of Management Umbrella Share Plan, dependent on the breach, the Supervisory Board may decide at its sole discretion that the relevant Grants will become null and void. A notification will be sent accordingly to the Participant.

20.2	The decision of the Supervisory Board in any dispute or question relating to any Grant to Members of the Board of Management shall be final and conclusive subject to the terms and conditions of the Board of Management Umbrella Share Plan.

20.3	The provisions of a Grant Notification shall govern and prevail in the event of any conflict with the terms and conditions of this BoM Master Plan.

Article 21 – Governing Law

21.1	The Board of Management Umbrella Share Plan is governed by the laws of the Netherlands. In the event part of the terms and conditions of the Board of Management Umbrella Share Plan are ruled to be null and void by a judge, the undisputed terms and conditions will remain in force.

21.2	Any disputes with respect to participation in the Board of Management Umbrella Share Plan shall be settled by the Court of ‘s-Hertgenbosch, the Netherlands.

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